February 17, 2011

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

P.O. BOX 3391

TAMPA, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER

084147-0111

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Homeowners Choice, Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed February 1, 2011 File No. 333-165139

Dear Mr. Riedler:

On behalf of Homeowners Choice, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter of February 10, 2011 containing the Staff’s comments regarding Amendment No. 2 to the Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2011. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.	Please confirm whether you expect to report income in your most recent fiscal year. We request such confirmation in order to grant effectiveness to a registration statement in the absence of audited financial statements for that fiscal year.

Response: The Company expects to report income for the fiscal year ended December 31, 2010.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Jeffrey Riedler

February 17, 2011

Plan of Distribution

Marketing and Pricing Considerations, page 29

2.	Please amend this section to disclose the means by which the dividend and conversion rates of the securities to be offered will be determined. Please refer to Instruction 2 to Item 501(b)(3) of Regulation S-K and Rule 430A of Regulation C regarding information related to price that may be omitted at the time of effectiveness and the additional disclosure that would be required in such case.

Response: In response to the Staff’s comment, the Company has amended the Plan of Distribution to disclose the means by which the dividend and conversion rates of the Series A Cumulative Redeemable Preferred Stock will be determined.

If you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely